

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2015

Steve Berke
President and Chief Executive Officer
Bang Holdings Corp.
1400 NE Miami Beach Gardens, Ste. 202
North Miami Beach FL 33179

> **Re:** **Bang Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 26, 2015**
> **File No. 333-204011**

Dear Mr. Berke:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2015 letter.

General

1. We note from your response to our prior comment 21 and the expanded disclosure on page 11 that you intend to promote your products to marijuana enthusiasts. Please revise your summary, risk factors and business sections to make clear that an intended use of your product is marijuana-related, that your marketing may be targeted towards marijuana use, and address any potential legal or regulatory issues under federal and state laws affecting your business.

Cover Page of Prospectus

2. We note your response to our prior comment 4, but are unable to locate the revision with which you reference. Please disclose the net proceeds that the selling shareholders will receive from the offering. Refer to Item 501(b)(3) of Regulation S-K.

<u>Compliance with regulations governing public company corporate governance, page 3</u>

3. We note your response to our prior comment 8 and reissue in part. Please provide an estimate of the increased costs you will incur operating as a public company.

<u>Business Overview, page 7</u>

4. We note your disclosure regarding the views, likes, shares and comments of your most successful post on Facebook. To provide a more complete understanding of your existing social media network, please disclose the date of the post with which you reference and whether the post was related to your business or products.

<u>Risk Factors, page 3</u>

5. We note your response to our prior comment 18. Please add a risk factor to discuss that you currently rely exclusively on one supplier and do not have a written agreement with this supplier. Please also discuss the fact that you intend to rely on third party vendors for your hardware products, packaging and flavor production and bottling.

<u>Marketing and Sales, page 11</u>

6. We note your response to our prior comment 20 and the expanded disclosure in the Going Concern section on page 10. Please provide a brief discussion in the Marketing and Sales section on page 11 of the marketing efforts you have made thus far in regards to your business and products and the associated costs of such efforts.

<u>Signatures, page 20</u>

7. We note your response to our prior comment 27 and reissue. Please revise the bottom part of your signature section to have the person who serves as either your controller or principal accounting officer sign your registration statement in this respective capacity. Refer to the Instructions to Form S-1.

Please contact John Stickel at 202-551-3324 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Szaferman, Lakind, Blumstein & Blader, PC